Free Writing Prospectus

Filed Pursuant to Rule 433

Registration No. 333-169119

December 2, 2010

ABOUT SECTION

http://ipathetn.com/Exchange-Traded-Notes-overview.jsp

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About iPath Exchange Traded Notes

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iPath Exchange Traded Notes (ETNs) are innovative investment products from Barclays that seek to provide investors with a way to access the returns of a market or strategy, less investor fees. The following are answers to questions financial professionals and individuals commonly ask about iPath Exchange Traded Notes.

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Overview | Structure | Trading/Redemption | Taxation|

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➢	What are iPath Exchange Traded Notes {jump link}

➢	What are the advantages of iPath ETNs? {jump link}

➢	How are the returns of iPath ETNs calculated {jump link}

➢	How do I buy an iPath ETN? {jump link}

➢	How do I sell an iPath ETN? {jump link}

➢	Do the iPath ETNs currently available make interest payments? {jump link}

➢	Do the iPath ETNs currently available make dividend distributions? {jump link}

➢	Do the iPath ETNs currently available offer a principal protection feature? {jump link}

➢	Are iPath ETNs rated? {jump link}

➢	Who is the issuer? {jump link}

➢	Who is Barclays Capital Inc.? {jump link}

➢	What is BlackRock’s role?

➢	Do iPath ETNs have voting rights? {jump link}

➢	Are iPath ETNs registered? {jump link}

➢	Are iPath ETNs linked to commodity indexes CFTC (Commodity Futures Trading Commission) regulated? {jump link}

➢	What is an index multiplier? (applicable to certain iPath ETNs)

iPath Leveraged ETNs:

➢	How are the returns of iPath Leveraged ETNs calculated?

➢	Where is their value published?

➢	What is the automatic redemption feature?

➢	Where are they traded?

➢	Where can I find the closing indicative note value?

➢	Will the iPath leveraged ETNs track a fixed multiple of the daily or monthly performance of an underlying index?

➢	What are the fees for the iPath leveraged ETNs?

➢	Table: Differences and Similarities Between iPath leveraged ETNs and Leveraged exchange traded funds (Leveraged ETFs)

What are iPath Exchange Traded Notes?

iPath Exchange Traded Notes (ETNs) are senior, unsecured, unsubordinated debt securities issued by Barclays Bank PLC. They are designed to provide investors with a way to access the returns of market benchmarks or strategies. ETNs are not equities or index funds, but they do share several characteristics. For example, like equities, they trade on an exchange and can be shorted¹. Like an index fund, they are linked to the return of a benchmark index.

What are the advantages of iPath ETNs?

iPath ETNs provide investors with exposure to the returns of market benchmarks, less investor fees, with easy transferability and an exchange listing. The ETN structure is designed to allow investors an exchange-traded alternative to obtain exposure to investments in previously expensive or difficult-to-reach market sectors or strategies.

How are the returns of iPath ETNs calculated?

iPath ETNs are designed to provide investors a return that is linked to the performance of a market index, less investor fees.

How do I buy an iPath ETN?

The iPath ETNs currently available are listed on NYSE Arca (and in certain cases other major exchanges) and are available for purchase, similar to other publicly traded securities.

How do I sell an iPath ETN?

Investors can liquidate iPath ETNs one of three ways:

•	Sell in the secondary market during trading hours.

•

Redeem a large block of securities, typically 50,000 securities directly to the issuer, Barclays Bank PLC, subject to the procedures described in the relevant prospectus². A redemption charge will apply to certain ETNs.

•

Hold until maturity and receive a cash payment from the issuer, Barclays Bank PLC, equal to the principal amount of the securities times an index factor and any other applicable costs as described in the relevant prospectus on the final valuation date minus the investor fee on the final valuation date.

Do the iPath ETNs currently available make interest payments?

No.

Do the iPath ETNs currently available make dividend distributions?

No.

Do the iPath ETNs currently available offer a principal protection feature?

No. Investors will receive a return based on the performance of the index to which the iPath ETN is linked, less investor fees and any other applicable costs. The index level may go up or down. Even if the index level goes up (or down, in the case of ETNs that are inversely linked to the relevant underlying index), investors may not recover their principal once investor fees and costs are deducted.

Are iPath ETNs rated?

No. The iPath ETNs are not rated, but rely on the ratings of the issuer, Barclays Bank PLC³.

Who is the issuer?

Barclays Bank PLC and its subsidiary undertakings (taken together, the “Group”) is a major global financial services provider engaged in retail and commercial banking, credit cards, investment banking, wealth management and investment management services. The Group operates in many countries around the world. The whole of the issued ordinary share capital of Barclays Bank PLC is beneficially owned by Barclays PLC, which is the ultimate holding company of the Group. For further information about Barclays, please visit our website www.barclays.com.

Who is Barclays Capital Inc.?

Barclays Capital Inc. will act as the issuer’s agent in connection with the distribution of the iPath ETNs. Barclays Capital Inc. is an affiliate of Barclays Bank PLC and is a registered US broker/dealer regulated by the SEC and the FINRA.

What is BlackRock’s role?

BlackRock’s broker/dealer affiliate, BlackRock Fund Distribution Company, will engage in the promotion of iPath ETNs to intermediaries including registered broker/dealers and registered investment advisors; and to end-users, such as mutual funds, hedge funds and insurance companies.

Do iPath ETNs have voting rights?

No. The iPath ETNs are debt securities and have no voting rights.

Are iPath ETNs registered?

Yes. The iPath ETNs are registered under the Securities Act of 1933.

Are iPath ETNs linked to commodity indexes CFTC (Commodity Futures Trading Commission) regulated?

No. iPath ETNs are debt securities issued by Barclays Bank PLC and are not regulated by the CFTC; however, futures contracts underlying the relevant market index may be regulated by the CFTC.

What is an index multiplier? (applicable to certain iPath ETNs)

Some iPath ETNs apply an index multiplier for purposes of calculating the closing indicative note value on each calendar day. The effect of the index multiplier is to adjust the rate at which the value of the ETN changes in response to changes in level of the relevant index.

iPath Leveraged ETNs:

How are the returns of iPath Leveraged ETNs calculated?

iPath Leveraged ETNs are designed to provide investors with a leveraged return that is linked to the performance, or inverse performance, of a market benchmark less applicable charges, costs and fees.

Where is their value published?

Each iPath Leveraged ETN has an intraday indicative note value (“IINV”), which is meant to approximate the intrinsic economic value of each iPath Leveraged ETN at any point in time. During the hours on which trading is generally conducted on the NYSE Arca. NYSE Arca publishes its calculation of the IINV for each iPath Leveraged ETN every 15 seconds under the applicable ticker symbol. Additionally, a closing indicative note value (“CINV”) for each iPath Leveraged ETN is calculated and published each valuation date under the applicable ticker symbol. For a more complete description of how the IINV and CINV are calculated for each series of iPath Leveraged ETNs, please see the applicable pricing supplement.

What is the automatic redemption feature?

In order to mitigate the risk to the issuer that the value of the ETNs equals a negative value, there will be an automatic redemption of any series of the iPath Leveraged ETNs if, on any calendar day prior to or on the final valuation date, the IINV is less than or equal to the automatic termination level specified below per ETN. Upon the occurrence of an automatic termination event, investors in that series of iPath Leveraged ETNs will receive a redemption amount that will be significantly less than the issue price and will receive no greater than the automatic termination level specified below per ETN. Accordingly, you may lose some or all of your principal if you invest in the iPath Leveraged ETNs.

Where are they traded?

The iPath Leveraged ETNs are listed on the NYSE Arca platform. The current list of ETNs includes the following tickers:

Name	Exchange Ticker	Stock Exchange	Automatic Termination Level (per ETN)

iPath® Long Extended Russell 1000® TR Index ETN	ROLA	NYSE Arca	$10.00

iPath® Short Extended Russell 1000® TR Index ETN	ROSA	NYSE Arca	$10.00

iPath® Long Extended Russell 2000® TR Index ETN	RTLA	NYSE Arca	$15.00

iPath® Short Extended Russell 2000® TR Index ETN	RTSA	NYSE Arca	$15.00

iPath® Long Extended S&P 500® TR Index ETN	SFLA	NYSE Arca	$10.00

iPath® Short Extended S&P 500® TR Index ETN	SFSA	NYSE Arca	$10.00

iPath® Long Enhanced MSCI EAFE® Index ETN	MFLA	NYSE Arca	$25.00

iPath® Short Enhanced MSCI EAFE® Index ETN	MFSA	NYSE Arca	$37.50

iPath® Long Enhanced MSCI Emerging Markets Index ETN	EMLB	NYSE Arca	$25.00

iPath® Short Enhanced MSCI Emerging Markets Index ETN	EMSA	NYSE Arca	$45.00

iPath® Long Enhanced S&P 500 VIX Mid-Term Futures™ ETN	VZZ	NYSE Arca	$10.00

Where can I find the closing indicative note value?

The closing indicative note value (“CINV”) is calculated each day and published to www.ipathetn.com as well as to common data providers such as Bloomberg.

Will the iPath Leveraged ETNs track a fixed multiple of the daily or monthly performance of an underlying index?

Unlike some leveraged investments, the iPath Leveraged ETNs do not track a fixed multiple of the daily or monthly performance of an underlying index. Instead, on any given day the indicative value of the any series of iPath Leveraged ETNs will change by a multiple of the underlying index performance that is variable and depends, in part, on the then current IINV of that series of iPath Leveraged ETNs.

In order to allow investors to monitor the ratio of percentage daily changes in the IINV to daily index percentage returns, NYSE Arca (or a successor entity) will calculate and publish every 15 seconds a “Participation” for each series iPath leveraged ETNs.

For each series of iPath Leveraged ETNs, the participation is calculated by dividing the amount per ETN that is notionally exposed to the underlying index by the then current IINV of that ETN. The participation is published intraday to common data providers such as Bloomberg, and once per day to www.ipathetn.com

What are the fees for the iPath Leveraged ETNs?

As the iPath Leveraged ETNs seek to replicate a long or short investment in an underlying index, certain charges, costs and fees are built into the calculation of the CINV and the IINV.

The iPath Long Leveraged ETNs charge an annualized investor fee and an annualized financing charge on notional cash amounts underlying each iPath long Leveraged ETN4, and the iPath Short Leveraged ETNs charge an annualized investor fee and an annualized index borrow cost on the notional borrowed equity amounts underlying each iPath Short Leveraged ETN (offset by annualized interest on notional cash amounts underlying each iPath Short Leveraged ETN). The notional cash amounts of the iPath Long Leveraged ETNs will vary according to the financing rate and fee rate, both as defined in the applicable prospectus, and the notional borrowed equity amounts of the iPath Short Leveraged ETNs will vary according to movements in the underlying index, as defined in the applicable prospectus, and will not in general move in tandem with the underlying index or the IINV or CINV. Therefore, under certain circumstances and in particular where the financing level, as defined in the applicable long prospectus, or the short index amount, as defined in the applicable short prospectus, is a high multiple of the applicable CINV, the fees may represent a significant percentage of the applicable CINV.

For full details of the accrued fees, charges and costs for the iPath Leveraged ETNs, and hypothetical examples as to how these can affect the performance of the ETNs, investors should consult the applicable prospectus.

Table: Differences and Similarities Between iPath Leveraged ETNs and Leveraged exchange traded funds (Leveraged ETFs)

Both iPath Leveraged ETNs and leveraged ETFs provide investors with access to the leveraged returns of various market benchmarks. However, the iPath Leveraged ETNs are senior, unsecured debt securities issued by Barclays Bank PLC, whereas ETFs are typically registered investment companies and are collateralized by an underlying portfolio of securities.

In addition, the iPath Leveraged ETNs seek to provide investors with an alternative form of leveraged long (or short) investments to leveraged ETFs, which typically track a daily or monthly multiple of an index’s returns. Instead, the iPath Leveraged ETNs track a fixed multiple of underlying index performance over the term of the ETNs.

	iPath Leveraged ETNs	Leveraged ETF
Leveraged Performance	Yes	Yes
Liquidity	Daily on Exchange	Daily on Exchange
Registration	Securities Act of 1933	Investment Company Act of 1940

Form	Medium-Term Note	40 Act Fund / UIT
Principal risk	Market and issuer risk	Market risk
Recourse	Issuer credit	Portfolio of Securities
Performance Target	Payment at Maturity	Daily or Monthly Performance Target

Maturity	Fixed Maturity*	No
Path Dependency**	No	Yes
Institutional size redemption	Daily to the issuer***	Daily via custodian
Formulaic Optional Redemption Value	Yes***	No
Automatic Termination Event	Yes	No

*	Subject to the occurrence of an automatic termination event or early redemption by the investor.
**	An index-linked security shows ‘path dependency’ if its value on any given day cannot be derived from the current and initial values of its underlying index but instead is dependent on the historical ‘path’ that the index has taken over the calculation period.
***	Subject to the occurrence of an automatic termination event.

¹	With short sales, you risk paying more for a security than you receive from its sale.
²	The issuer may from time to time in its sole discretion reduce, in part or in whole, the minimum redemption amount. Any such reduction will be applied on a consistent basis for all holders of units at the time the reduction becomes effective.
³	Credit ratings are subject to revision or withdrawal at any time by the assigning rating organization, which may have an adverse effect on the market price or marketability of the iPath ETNs.
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Because the daily investor fee accrues as part of the financing level and the daily financing charge is calculated on the basis of the financing level, a portion of the daily financing charge will reflect the incremental increase of the financing level attributable to the accrued daily investor fee.

PRIVACY POLICY | TERMS OF USE | BARCLAYS | BARCLAYS CAPITAL INC. | PRESS RELEASES

An investment in iPath ETNs involves risks, including possible loss of principal. For a description of the main risks see “Risk Factors” in the applicable prospectus.

Barclays Bank PLC has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus and other documents Barclays Bank PLC has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting www.iPathETN.com or EDGAR on the SEC website at www.sec.gov. Alternatively, Barclays Bank PLC will arrange for Barclays Capital Inc. to send you the prospectus if you request it by calling toll-free 1-877-764-7284, or you may request a copy from any other dealer participating in the offering.

BlackRock Fund Distribution Company assists in the promotion of the iPath ETNs.

iPath ETNs (the “Securities”) are unsecured obligations of Barclays Bank PLC and are not secured debt. The Securities are riskier than ordinary unsecured debt securities and have no principal protection. Risks of investing in the Securities include limited portfolio diversification, trade price fluctuations, uncertain principal repayment, and illiquidity. Investing in the Securities is not equivalent to investing directly in an index or in any particular index components. The investor fee will reduce the amount of your return at maturity or on redemption, and as a result you may receive less than the principal amount of your investment at maturity or upon redemption of your Securities even if the level of the relevant index has increased or decreased (as may be applicable to the particular series of Securities). An investment in iPath ETNs may not be suitable for all investors.

The Securities may be sold throughout the day on the exchange through any brokerage account. There are restrictions on the minimum number of Securities you may redeem directly with the issuer as specified in the applicable prospectus. Commissions may apply and there are tax consequences in the event of sale, redemption or maturity of Securities. Sales in the secondary market may result in significant losses.

© 2010 Barclays Bank PLC. All rights reserved. iPath, iPath ETNs and the iPath logo are registered trademarks of Barclays Bank PLC. All other trademarks, servicemarks or registered trademarks are the property, and used with the permission, of their respective owners.

NOT FDIC INSURED • NO BANK GUARANTEE • MAY LOSE VALUE